Exhibit 99

Date: March 27, 2020	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: New York Stock Exchange

AMENDED

Subject: MAGNA INTERNATIONAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 20, 2020
Record Date for Voting (if applicable) :	March 20, 2020
Beneficial Ownership Determination Date :	March 20, 2020
Meeting Date :	May 07, 2020
Meeting Location (if available) :	Virtual Meeting (online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	559222401	CA5592224011

Sincerely,

Computershare
Agent for MAGNA INTERNATIONAL INC.